SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it received, on March 29, 2019, from B3 S.A. – Brasil, Bolsa, Balcão, the Official Letter nº 156/2019-SAE, requesting clarification regarding the news published in the newspaper “Valor Econômico”, under the heading: “Eletrobras goes to court for indemnities”, which includes the information transcribed below:

Free translation of the Official Letter nº 156/2019-SAE:

 “Centrais Elétricas Brasileiras S.A. - Eletrobras

To. Mrs. Elvira Baracuhy Cavalcanti Presta

Investor Relations Officer

Subject.: Request for clarification on news in the press

Dear Sirs,

In a news report published by the newspaper “Valor Econômico”, on 03/29/2019, under the heading “Eletrobras goes to court for damages”, among other information, that this company intends to launch in April the new model of sale of assets and expects to raise something around BRL 1.5 billion.

We request clarification on the item indicated, until 04/01/2019, with your confirmation or otherwise, as well as other information considered important.”

In consideration of the above mentioned letter, we clarify that:

1.    The aforementioned news informs about the matters that were treated by the Company in its teleconference of disclosure of the results for the year ended December 31, 2018, highlighting the sale of Special Purpose Entities, the payment of investments not depreciated and not amortized of the assets considered as existing on May 31, 2000 from the plants extended by Law 12,783/2013 ("RBSE"), privatization of distribution companies, possible capitalization of Eletrobras and reversal of the impairment of Angra 3 Nuclear Power Plant.

2.    All of the above matters and their status have been dealt with in advance to the market, in accordance with the applicable legislation.

3.    Information on the sale of Special Purpose Entities ("SPEs") and their respective carrying amounts were recorded in the Relevant Facts disclosed on December 27, 2018 and December 17, 2017, which dealt with the Business and Business Management Master Plan Eletrobras, as well as the Relevant Fact dated May 25, 2018, which dealt with the sale auction of said SPEs. This sale, as on several occasions announced by the Company, is in the scope of the divestment program and seeks to reduce its financial leverage and reduce its indebtedness.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4.    In relation to RBSE, according to the Material Fact of April 11, 2017 and Explanatory Note 37 - Net Operating Revenue of the Financial Statements for 2018, there is already a lawsuit in progress, filed by BRAZILIAN ASSOCIATION OF LARGE CONSUMERS - ABRACE, BRAZILIAN TECHNICAL ASSOCIATION OF THE AUTOMATIC GLASS INDUSTRIES - ABIVIDRO and BRAZILIAN ASSOCIATION OF THE PRODUCERS OF FERROLIGAS AND METAL SILICA - ABRAFE, aiming at the suspension of the effects on their tariffs of the RBSE payment, and an injunction was granted to exclude from the tariff to be paid the parcel referring to the remuneration provided for in Article 1, third paragraph, of Ordinance MME 120/2016. In this way, as the Company is directly affected by the suspension of payment of this specific portion, the Company always evaluates the best legal strategy for the defense of its rights.

5.    About the issue of impairment of the Angra 3 Nuclear Power Plant, and its partial reversal on December 31, 2018, all information was disclosed in Explanatory Note 18 - Recoverable Value of Long-Term Assets of the Financial Statements for 2018.

6.    With regard to the privatization of Eletrobras Distribution Companies, a several number of Relevant Facts were disclosed by the Company and communicated to the market dealing with the topic, including each signature of a transfer agreement, as well as Explanatory Note 47 - Disposal of controlled and subsidiaries comapnies of the Financial Statements for 2018 addressed the issue.

7.    Finally, on the possible capitalization of Eletrobras, the Company, through the Relevant Fact dated November 29, 2017 and several other market announcements, such as that disclosed on January 25, 2019, announced that it is not aware of new facts to be informed to the market and that the operation depends on governmental, legal and regulatory authorizations, as well as definition of the model to be adopted, but the controlling shareholder keeps studies on the subject.

8.    In view of the foregoing, the information addressed in the videoconference by the Company's President was adequately and previously disclosed through the channels established by the applicable legislation, not setting new relevant facts.

Rio de Janeiro, April 01, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.